UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mission Produce, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60510V108

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 60510V108

1.	Name of Reporting Person: Luis A. Gonzalez
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Peru and Italy

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 11,852 (1)
	6.	Shared Voting Power: 9,648,936 (2)
	7.	Sole Dispositive Power: 11,852 (1)
	8.	Shared Dispositive Power: 9,648,936 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,660,788
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 13.7% (3)
12.	Type of Reporting Person: IN

(1)	Does not include 8,124 shares of common stock subject to RSUs held by Mr. Gonzalez that are not exercisable within 60 days of 12/31/2022.
(2)

Represents (i) 13,776 shares held by Ms. Vallejos Hinojosa, the spouse of Mr. Gonzalez, (ii) 365,000 shares held by each of three affiliated corporations referred to as Corp SA 1, Corp SA 2 and Corp SA 3, (iii) 135,00 shares held by an affiliated corporation referred to as Corp SA 4, and (iv) 8,405,160 shares held by Beldar Enterprises. Mr. Gonzalez and Ms. Vallejos Hinojosa indirectly share power to vote and dispose all of the shares held by these entities. Mr. Gonzalez and Ms. Vallejos Hinojosa have shared pecuniary interest during their lifetimes in the shares held by Corp SA1, Corp SA2, Corp SA3 and Corp SA4, corporations organized under the laws of Panama. Ms. Vallejos Hinojosa has full pecuniary interest in the shares held by Beldar Enterprises. Mr. Gonzalez does not have any direct pecuniary interest in the shares held by Beldar Enterprises and disclaims beneficial interest in such shares.

(3)	Based on 70,669,535 outstanding shares of common stock as of 12/31/2022.

CUSIP No.: 60510V108

1.	Name of Reporting Person: Rosario del Pilar Vallejos Hinojosa
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Peru

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 9,648,936 (1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 9,648,936 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,648,936
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 13.7% (2)
12.	Type of Reporting Person: IN

(1)

Represents (i) 13,776 shares held by Ms. Vallejos Hinojosa, (ii) 365,000 shares held by each of three affiliated corporations referred to as Corp SA 1, Corp SA 2 and Corp SA 3, (iii) 135,00 shares held by an affiliated corporation referred to as Corp SA 4, and (iv) 8,405,160 shares held by Beldar Enterprises. Mr. Gonzalez and Ms. Vallejos Hinojosa indirectly share power to vote and dispose all of the shares held by these entities. Mr. Gonzalez and Ms. Vallejos Hinojosa have shared pecuniary interest during their lifetimes in the shares held by Corp SA1, Corp SA2, Corp SA3 and Corp SA4, corporations organized under the laws of Panama. Ms. Vallejos Hinojosa has full pecuniary interest in the shares held by Beldar Enterprises. Mr. Gonzalez does not have any direct pecuniary interest in the shares held by Beldar Enterprises and disclaims beneficial interest in such shares.

(2)	Based on 70,669,535 outstanding shares of common stock as of 12/31/2022.

Item 1.	(a)	Name of Issuer:

Mission Produce, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2710 Camino Del Sol

Oxnard, CA 93030

Item 2.	(a)	Name of Person Filing:

Luis A. Gonzalez

Rosario del Pilar Vallejos Hinojosa

(b)	Address or Principal Business Office or, if none, Residence:

2710 Camino Del Sol

Oxnard, CA 93030

(c)	Citizenship or Place of Organization:

Luis A. Gonzalez – Peru and Italy

Rosario del Pilar Vallejos Hinojosa - Peru

(d)	Title of Class of Securities:

Common

(e)	CUSIP Number:

60510V108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Mr. Gonzalez		Ms. Vallejos Hinojosa
(a) Amount beneficially owned:	9,660,788		9,648,936
(b) Percent of class:	13.7	%(1)	13.7	%(1)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	11,852		0
(ii) Shared power to vote or to direct the vote:	9,648,936	(2)	9,648,936
(iii) Sole power to dispose or to direct the disposition of:	11,852		0
(iv) Shared power to dispose or to direct the disposition of:	9,648,936	(2)	9,648,936

(1)	Based on 70,669,535 shares of common stock outstanding as of 12/31/2022.
(2)	Mr. Gonzalez does not have any direct pecuniary interest in the 8,405,160 shares held by Beldar Enterprises and disclaims beneficial interest in such shares.

Item 5.	Ownership of Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2023	Luis A. Gonzalez

/s/ Luis A. Gonzalez

Dated: January 31, 2023	Rosario del Pilar Vallejos Hinojosa

/s/ Rosario del Pilar Vallejos Hinojosa